Exhibit 4.15

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Bone Biologics Corporation (“Bone,” “we,” “our,” and “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (the “common stock”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (1) our Amended and Restated Certificate of Incorporation, (the “Certificate of Incorporation”) filed as an Exhibit to our current report on Form 8-K on September 25, 2014, and (2) our Amended and Restated Bylaws (the “Bylaws”) filed as an Exhibit to our current report on Form 8-K on September 25, 2014, each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.14 is a part. We encourage you to read the Certificate of Incorporation and the Bylaws, as well as the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of December 31, 2019, 30,682,520 shares of our common stock were issued and outstanding, all of which are fully paid and nonassessable, and no shares of our Preferred Stock were issued and outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock.

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Absence of Other Rights

Holders of our common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.

Our Certificate of Incorporation and Bylaws include provisions that:

●	authorize our Board of Directors to issue, without further action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series designated by the Board of Directors;

●	specify that meetings of our stockholders can be called only by our Board of Directors, or any officer instructed by the director to call the meeting;

●	provide that vacancies on our Board of Directors may be filled only by the vote of a majority of the remaining directors even though less than a quorum.

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Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation such as Lixte from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

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